LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

 Admitted in California

REVISED Tuesday, August 02, 2005

Via Facsimile and Edgar

Mail Stop 0406

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Mark P. Shuman – Branch Chief - Legal

Re:

Sprout Development Inc.

Form F-1, Amendment No. 3, Filed May 10, 2005

File Number 333-119735

Dear Mr. Shuman:

We are in receipt of your comment letter dated June 14, 2005, with regards to the above-referenced filing. Based on our conversation with Ms. Maryse Mills-Apenteng regarding such comment letter, we sending this response letter to you via facsimile for review prior to filing via Edgar a further amendment to the registration statement and prior to this response letter.

Comment

1. See prior comment 9. We note that each of the additional risk factors on page 9 includes a subheading that merely states a fact or facts about the company's business without identifying in the subheading the risk associated with that set of facts. For example, risk factor 6 states that you have not conducted any marketing tests or studies on your software concept. Please revise this and the other two subheadings to state briefly the risk associated with the facts.

Response

We note this comment and have revised the subheadings referenced by this comment.

Comment

2. Based on your representations to us that the distribution ratio was determined between Mr. Durward, President of Puroil, and Mr. Cozac, then Director of Puroil, who became President of Sprout "after the offering was closed," and your disclosure that the ratio was determined by negotiation between the Puroil President and the Puroil Class D preferred shareholders on page 15, it appears that the offering of the Sprout shares to Puroil shareholders was commenced prior to filing the registration statement. The July 22, 2004 Special Resolution of the Board describing the terms and conditions attached to the Class D preferred shares, which includes the Sprout distribution, supports the conclusion that an offer occurred in 2004, prior to filing the registration statement. It would appear, therefore, that the registration statement should not include the distribution, which was commenced outside of the registration process. Rather, the distribution should be completed outside the registration process in reliance on an available exemption. We continue to believe that the registration statement should be limited to the resale of the Units and the components thereof, as well as the exercise of warrants by transferees of the shareholders of Puroil who resell those warrants. Please provide us with your analysis of why you disagree with our conclusion that an offer to distribute the Sprout shares occurred prior to filing the registration statement or amend the filing in the manner described above.

REVISED Response

An exemption from registration was available for the distribution of the Sprout securities to the shareholders of Puroil pursuant to Regulation S promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The distribution made to the Puroil shareholders residing in Canada constituted offshore transactions since such recipients were not in the United States at the time of the distribution. Moreover, there were no directed selling efforts of any kind made in the Untied States neither by Sprout nor by any affiliate or any person acting on Sprout’s behalf in connection with any of the distribution. All materials provided in connection with the distribution included statements to the effect that the securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Act or an exemption therefrom is available and that no hedging transactions involving those securities may not be conducted unless in compliance with the Act. Each Canadian recipient certified that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. The securities distributed are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption there from and we are required to refuse to register any transfer that does not comply with such requirements.

The distribution included only two (2) shareholders of Puroil that were located in the United States at the time. The distribution of the securities to the U.S. residents qualified for exemption from registration pursuant to Rule 506 of Regulation D. Neither Sprout nor any person acting on its behalf offered or sold these securities by any form of general solicitation or general advertising. The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom. Each recipient represented to us that he was receiving the securities for his own account and not for the account of any other persons. Each recipient was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

Comment

3. You represent in the prospectus that Sprout Development does not expect that the distribution of the Units will result in any material U.S. tax consequences on U.S. shareholders of Puroil. The conclusion that the transaction is tax-free to shareholders is material to investors and must be supported by an opinion of counsel or an independent public or certified accountant. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K

Response

Given the fact that the distribution of the Units is being removed from the registration statement, this comment regarding the tax consequences is moot as this transaction will not be part of the registration statement. Therefore, we do not believe that a tax opinion is required by the regulations for this offering.

We hope that you will be able to review these responses fairly quickly so that we can move forward to an effective date.

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler